Filed Pursuant to Rule 433

Registration Statement No. 333-123780

March 6, 2006

PRICING TERM SHEET

Issuer:	Consolidated Edison Company of New York, Inc.
Ratings:	A1 (Moody’s); A (S&P); A+ (Fitch)
Issue of Securities:	5.85% Debentures, Series 2006 A due 2036
Principal Amount:	$400,000,000
Coupon:	5.85% per annum
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing September 15, 2006
Maturity:	March 15, 2036

Treasury Benchmark:	5.375% due February 15, 2031
US Treasury Yield:	4.831%
Spread to Treasury:	1.02%
Re-offer Yield:	5.851%

Initial Public Offering Price:	per Debenture: 99.985%; Total: $399,940,000
Underwriting Discount:	per Debenture: 0.875%; Total: $3,500,000
Proceeds (before expenses) to the Company:	per Debenture: 99.110%; Total: $396,440,000

Optional Redemption:	Make Whole Treasury Rate + 20 basis points

Minimum Denomination:	$1,000

Settlement Date:	March 9, 2006 (T+3)

CUSIP:	209111 EL 3

Underwriters:	Citigroup Global Markets Inc. (27%)
J.P. Morgan Securities Inc. (27%)
Wachovia Capital Markets, LLC (27%)
KeyBanc Capital Markets, a division of McDonald Investments Inc (6%)
Raymond James & Associates, Inc. (6%)
KBC Financial Products USA Inc. (3%)
M.R. Beal & Company (2%)
Samuel A. Ramirez & Co., Inc. (2%)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.